May 4, 2006

Mail Stop 4561

Marc Ebersole
200 Hannover Park Road, Suite 120
Atlanta, GA 30350

> **Re:** **National Parking Systems, Inc.**
> **Form 10-KSB for the year ended December 31, 2004**
> **Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005**
> **and September 30, 2005**
> **File No. 000-49933**

Dear Mr. Ebersole:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant